UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

GOLD STANDARD MINING CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

38073F108

(CUSIP Number)

Pantelis Zachos

28030 Dorothy Drive Suite 307
Agoura Hills, CA 91301

(818) 665-2098

with a copy to:

Alan B. Spatz, Esq.

c/o TroyGould PC

1801 Century Park East, Suite 1600
Los Angeles, California 90067

(310) 553-4441

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

May 29, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	38073F108
1. Names of Reporting Person. Pantelis Zachos
I.R.S. Identification No. of above person (entities only). Not applicable.
2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)
3. SEC Use Only
4. Source of Funds (See Instructions)	OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization	Greek

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power	26,600,000
8. Shared Voting Power	0
9. Sole Dispositive Power	26,600,000
10. Shared Dispositive Power	0
11. Aggregate Amount Beneficially Owned by Each Reporting Person	26,600,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11)	17.5% (i)
14. Type of Reporting Person (See Instructions)
IN

_________________________

[1]Based on 151,627,522 shares of common stock reported outstanding in Gold Standard Mining Corp.’s Form 10-Q for the quarter ended March 31, 2011.

ITEM 1.

SECURITY AND ISSUER.

This Schedule 13D (this “Schedule”) relates to the common stock, par value $0.001 per share (“Common Stock”), of Gold Standard Mining Corp., a Nevada corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 28030 Dorothy Drive Suite 307, Agoura Hills, California 91301.

ITEM 2.

IDENTITY AND BACKGROUND.

This Schedule is filed by Pantelis Zachos, a Greek citizen.  This Schedule relates to the securities directly owned by Mr. Zachos.  Mr. Zachos is herein referred to as the “Reporting Person.”

As of the date of this Schedule 13D, the Reporting Person’s principal occupation is Chief Executive Officer, Chief Financial Officer, Secretary, and a director of the Issuer.  The Reporting Person’s principal address is 28030 Dorothy Drive Suite 307, Agoura Hills, California 91301.

During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Of the 26,600,000 shares of Common Stock owned by the Reporting Person, the Reporting Person acquired (i) 6,600,000 shares in connection with the incorporation and organization of the Issuer in December 2007, and (ii) 20,000,000 shares on May 29, 2010 in consideration for services rendered.

ITEM 4.

PURPOSE OF TRANSACTION.

The Reporting Person acquired the foregoing shares of Common Stock for investment purposes.

As provided above, the Reporting Person is the Chief Executive Officer, Chief Financial Officer, Secretary, and one of three directors of the Issuer.  As such, he participates in the planning and decisions of the Board of Directors and management of the Issuer.  By virtue of his positions with the Issuer and his stock ownership, he can be deemed to control the Issuer.

The Reporting Person may from time to time develop plans respecting, or propose changes in, the management, composition of the board of directors, policies, operations, capital structure or business of the Issuer, including a possible recapitalization or sale of the Issuer.

Depending upon market conditions and other factors that the Reporting Person deems material, he may purchase additional shares of Common Stock or other securities of the Issuer in the open market, in private transactions or from the Issuer, or may dispose of all or a portion of the shares of Common Stock or other securities of the Issuer that he now owns or hereafter may acquire.

Except as described in the preceding paragraphs, the Reporting Person does not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions.  The Reporting Person reserves the right to formulate plans or make proposals, and take such actions with respect to his investment in the Issuer, including any or all of the items specified in paragraphs (a) to (j) of Item 4 of the Schedule 13D instructions and any other actions as he may determine.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

 As of the date of this filing, the Reporting Person beneficially owns 26,600,000 shares of Common Stock, equal to 17.5%of the Issuer’s Common Stock, calculated in accordance with Rule 13d‑3.

The Reporting Person has sole voting and investment power with respect to all of the shares beneficially owned.

Aside from the transactions described in Item 3 of this Schedule, the Reporting Person has not purchased or sold any Common Stock of the Issuer in the 60 days prior to May 29, 2010, or this filing.

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 22, 2011 /s/ Pantelis Zachos PANTELIS ZACHOS